Exhibit 99.1

Sinovac Provides Preliminary Unaudited Fourth Quarter 2010 Sales Range

BEIJING, Jan. 6, 2011 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, announced today its preliminary unaudited sales range for the fourth quarter and full year ended December 31, 2010. A conference call to discuss these preliminary sales will be held on January 6, 2011 at 8:00 a.m. Eastern Standard Time (January 6, 2011 at 9:00 pm China Standard Time). The Company will issue its final unaudited fourth quarter and full year 2010 financial results on or about March 31, 2011.

Sinovac expects its fourth quarter 2010 preliminary unaudited sales to be in the range of approximately $7.8 million to $10.8 million and its full year 2010 preliminary unaudited sales to be in the range of $32 million to $35 million.  The shortfall in sales as compared to the revised total 2010 sales expectations issued in October 2010 was attributable to the weaker than expected sales of Anflu and Healive in the private market.

Dr. Weidong Yin, Chairman & CEO, commented, "We faced a challenging external market environment in 2010, which negatively impacted vaccine demand in the private market. As the company grows, we cannot avoid market-related volatility. We believe it is a great experience for Sinovac's fast-growing management team to learn and grow. Recognizing the importance of addressing this market situation, we are undertaking initiatives to adjust our sales strategy. Concurrently, we are continuing to advance our R&D projects with the aim of completing development and launching our new products. Currently, we have sufficient cash on hand to support Company's R&D activities, capacity expansion, potential M&A and international collaborations, which are the company's driving forces for future growth."

The preliminary sales ranges are preliminary unaudited estimates for the fourth quarter and full year ended December 31, 2010

Conference Call Details

The Company will host a conference call on Thursday, January 6, 2010 at 8:00 a.m. EST (January 6, 2011 at 9:00 pm China Standard Time) to review the Company's selected preliminary unaudited sales range for the fourth quarter and full year ended December 31, 2010. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11:00 a.m. EST on January 6, 2011 to January 20, 2011 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (international) and the replay pin number 364713.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com. A webcast replay can be accessed on the corporate website beginning January 6, 2011 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received the orders from the Chinese Central Government pursuit to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee Sinovac Biotech Ltd. Tel: +86-10-8279-9871/9659 Fax: +86-10-6296-6910 Email: ir@sinovac.com

Investors: Stephanie Carrington/Amy Glynn The Ruth Group Tel: +1-646-536-7017/7023 Email: scarrington@theruthgroup.com aglynn@theruthgroup.com

Media Jason Rando The Ruth Group Tel: +1-646-536-7025 Email: jrando@theruthgroup.com